
May 20, 2014

Via E-mail
Robert G. McAllister
President and Director
Enertopia Corp.
950-1130 West Pender Street
Vancouver, BC, Canada V6E 4A4

>   **Re: Enertopia Corp.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 9, 2014**
>   **File No. 000-51866**

Dear Mr. McAllister:

We have limited our review of your amended filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Election of Directors, page 8

1.   We partially reissue comment one from our letter dated April 30, 2014. Please provide the complete business experience for the past five years for each nominee. For instance, please disclose Mr. Thomas' business experience from February 2011 through January 2012. Also, please clarify the period during which Mr. Thomas has served as COO for Edgewater, as the current disclosure provides two different dates. Please disclose Mr. Findalay's business experience from September 2011 to present. Please provide the beginning and ending dates of employment and titles for each employment held by Mr. Chadwick in the last five years.

2.   In addition, as previously requested in comment one from our letter dated April 30, 2014, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Such disclosure should be on an individual basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via e-mail): William L. Macdonald, Esq.